Exhibit 4.68

Declaration of Equity Interest in Startone (Beijing) Information Technology Co., Ltd. on behalf of Whole Win Investments Limited

I, Zhang Mingjin, a PRC citizen whose ID number is 110105197608191146 and residence address is #1102,1104,Unit 2, No.28 Building, Jin Tai Lane, Chaoyang District, Beijing, hereby make the declarations concerning my equity interest in Startone (Beijing) Information Technology Co., Ltd. on behalf of Whole Win Investments Limited (the “Trustor”) (whose registered address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, the British Virgin Islands) as follows:

1.	I executed a Trust Deed on October 25, 2005 and hold the equity interest in Beijing Shen Da Hong Tong Information and Technology Col, Ltd. on behalf of Whole Win Investments Limited in my name (the “Trusted Equity”).

2.	I hereby admit that the Trusted Equity of such trust was contributed by the Trustor in my own name, and the property and proceeds arising from it was attributed to the Trustor. I did not pay any fees or considerations for the Trusted Equity.

3.	I confirm that, besides holding the Trusted Equity in my own name on behalf of the Trustor, I do not have the right to use or dispose the Trusted Equity or collect proceeds accrued thereon and such Trusted Equity is not attributed to my property or the property jointly owned by me and my spouse during the period from the establishment of this trust to the termination of this trust.

4.	I confirm that the Trusted Equity shall be separated from my property or the property jointly owned by me and my spouse. In particular, when I encounter disputes, litigations, arbitrations, or administrative punishment, or if I shall lose civil capacity in part or in whole, disappear or die, the Trustor’s rights of such Trusted Equity will not be changed, restricted, or impaired by any of the aforesaid events.

5.	I hereby beforehand confirm that once any of the aforesaid events occurs, the Trustor shall be entitled to decide how to dispose such Trusted Equity concurrently. I, and/or the property trustee, and/or my successors shall not propose any objection in relation to it.

All the aforesaid declarations reflect my genuine intention, and there is no fraud, compulsion, misrepresentation, unfairness, collusion, or violation of law. These representations are effective until my death and I guarantee that I there would be no change or regret.

Representor:	Zhang Mingjin
Name:	/s/ Zhang Mingjin
Date:	October 25, 2005